Filed with the Securities and Exchange Commission on October 6, 1995 File No. 811-5779
File No. 33-52448

           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                      SCHEDULE 13E-4

              ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       Amendment No. 1

                  NEW WORLD INVESTMENT FUND
                      (Name of Issuer)
              (Name of Person(s) Filing Statement)

   SHARES OF BENEFICIAL INTEREST, $.001 Par Value Per Share
                 (Title of Class of Securities)

                         (648902 10 4)
             (CUSIP Number of Class of Securities)

Roberta A. Conroy, Esq.
Vice President and Secretary
New World Investment Fund
11100 Santa Monica Blvd., 15th Floor
Los Angeles, California 90025
          (310) 996-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Robert W. Helm, Esq.
Dechert Price & Rhoads
1500 K Street, N.W.
Washington, D.C.  20005
(202) 626-3300

        September 7, 1995
(Date Tender Offer First Published,
Sent or Given to Security Holders)

     This amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of New World Investment Fund (the "Fund") relating to an offer to purchase (the "Offer") 130,850 of the Fund's shares of common stock, par value $.001 per share (the "Share") originally filed with the Securities and Exchange Commission on September 6, 1995, constitutes the final amendment pursuant to Rule 13E-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

 The Offer terminated at 9:00 p.m., Pacific Daylight Time, on October 6, 1995, (the "Expiration Date"). Pursuant to the Offer, 130,849.537 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $19.89 per share, as determined as of October 6, 1995 (the date on which the Fund's net asset value was determined), for an aggregate purchase price of $2,602,597.29

                             SIGNATURE
                             ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 1995                 NEW WORLD INVESTMENT FUND

                                 /S/Roberta A. Conroy
                                 --------------------
                                 Roberta A. Conroy, Esq.
                                 Vice President and Secretary